UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SOURCE INTERLINK COMPANIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

836151209

(CUSIP Number)

Steven B. Klinsky
New Mountain Vantage, L.P.
787 Seventh Avenue, 49th Floor
New York, NY  10019
(212) 720-0300

Copies to:

Stuart H. Gelfond
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
(212) 859-8000

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 21, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 836151209	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,835,100
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,835,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,835,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 836151209	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 621,500
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 621,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 836151209	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage (California), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 638,500
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 638,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 638,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 836151209	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage (Texas), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 575,100
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 575,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 836151209	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage Advisers, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,382,272
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,382,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,382,272
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 836151209	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,547,172
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,547,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 836151209	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage HoldCo Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,547,172
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,547,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 836151209	Page 9 of 12 Pages

1	NAMES OF REPORTING PERSONS Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,382,272
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,382,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,382,272
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 4, filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company (“Vantage GP”), New Mountain Vantage, L.P., a Delaware limited partnership (“NMV”), New Mountain Vantage (California), L.P., a Delaware limited partnership (“NMVC”), New Mountain Vantage (Texas), L.P., a Delaware limited partnership (“NMVT”), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company (“NMV Advisers”), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company (“NMV Offshore”), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company (“NMV Offshore HoldCo”, NMV Offshore HoldCo, together with NMV, NMVC and NMVT, the “Purchasers”), and Steven B. Klinsky (collectively, the “Reporting Persons”), amends and supplements the Schedule 13D (the “Schedule 13D”)  filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 13, 2006, as amended, relating to the common stock, par value $0.01 per share (“Common Stock”), of Source Interlink Companies, Inc., a Delaware corporation (the “Issuer”).1

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

The aggregate purchase price of the 3,382,272 shares of Common Stock owned by the Purchasers is $35,095,113.07, including brokerage commissions.  The shares of Common Stock owned by the Purchasers were acquired with working capital.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a).  The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 52,320,837 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2008, as filed with the SEC on June 6, 2008.

As of the close of business on July 21, 2008, Mr. Klinsky and NMV Advisers may be deemed to beneficially own an aggregate of 3,382,272 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVT and NMV Offshore representing, in the aggregate, approximately 6.5% of the issued and outstanding shares of Common Stock.  Mr. Klinsky and NMV Advisers disclaim beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVT and NMV Offshore, to the extent that partnership interests in NMV, NMVC, NMVT and NMV Offshore are held by persons other than Mr. Klinsky.

As of the close of business on July 21, 2008, Vantage GP may be deemed to beneficially own an aggregate of 1,835,100 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC and NMVT representing, in the aggregate, approximately 3.5% of the issued and outstanding shares of Common Stock.  Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC and NMVT to the extent that partnership interests in NMV, NMVC and NMVT are held by persons other than Vantage GP.

As of the close of business on July 21, 2008, NMV Offshore may be deemed to beneficially own an aggregate of 1,547,172 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 3.0% of the issued and outstanding shares of Common Stock.

As of the close of business on July 21, 2008, (i) NMV may be deemed to beneficially own an aggregate of 621,500 shares of Common Stock, representing approximately 1.2% of the issued and outstanding shares of Common Stock, (ii) NMVC may be deemed to beneficially own an aggregate of 638,500 shares of Common Stock, representing approximately 1.2% of the issued and outstanding shares of Common Stock, (iii) NMVT may be deemed to beneficially own an aggregate of 575,100 shares of Common Stock, representing approximately 1.1% of the issued and outstanding shares of Common Stock and (iii) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 1,547,172 shares of Common Stock, representing approximately 3.0% of the issued and outstanding shares of Common Stock.

(b).  Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.

(c).  Schedule A annexed hereto lists all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d).  No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e).  Not applicable.

[1]
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 22, 2008

NEW MOUNTAIN VANTAGE GP, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member
NEW MOUNTAIN VANTAGE, L.P. By: New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member
NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P. By: New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member
NEW MOUNTAIN VANTAGE (TEXAS), L.P. By: New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member
NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member
NEW MOUNTAIN VANTAGE (CAYMAN) LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director
NEW MOUNTAIN VANTAGE HOLDCO LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director
/s/ Steven B. Klinsky Steven B. Klinsky

SCHEDULE A
TRANSACTIONS IN THE PAST SIXTY DAYS BY THE PURCHASERS

NMV

Date	Shares of Common Stock Purchased (Sold)	Approximate Price per Share (inclusive of commissions)
7/7/2008	(3,800)	1.97
7/8/2008	(100)	1.99
7/9/2008	(49,000)	1.93
7/10/2008	(1,100)	1.82
7/14/2008	(3,700)	1.74
7/15/2008	(1,200)	1.75
7/16/2008	(18,500)	1.75
7/17/2008	(100)	1.80
7/18/2008	(21,800)	1.75
7/21/2008	(38,300)	1.75

NMVC

Date	Shares of Common Stock Purchased (Sold)	Approximate Price per Share (inclusive of commissions)
7/7/2008	(3,200)	1.97
7/8/2008	(100)	1.99
7/9/2008	(50,000)	1.93
7/10/2008	(1,100)	1.82
7/14/2008	(3,800)	1.74
7/15/2008	(1,200)	1.75
7/16/2008	(18,800)	1.75
7/18/2008	(17,900)	1.75
7/21/2008	(39,400)	1.75

NMVT

Date	Shares of Common Stock Purchased (Sold)	Approximate Price per Share (inclusive of commissions)
7/7/2008	(2,900)	1.97
7/8/2008	(100)	1.99
7/9/2008	(45,100)	1.93
7/10/2008	(1,000)	1.82
7/14/2008	(3,400)	1.74
7/15/2008	(1,100)	1.75
7/16/2008	(17,000)	1.75
7/18/2008	(16,400)	1.75
7/21/2008	(35,400)	1.75

NMV Offshore HoldCo

Date	Shares of Common Stock Purchased (Sold)	Approximate Price per Share (inclusive of commissions)
7/7/2008	(7,600)	1.97
7/8/2008	(400)	1.99
7/9/2008	(121,434)	1.93
7/10/2008	(2,844)	1.82
7/14/2008	(9,100)	1.74
7/15/2008	(2,900)	1.75
7/16/2008	(45,700)	1.75
7/17/2008	(150)	1.80
7/18/2008	(43,900)	1.75
7/19/2008	(95,300)	1.75